Exhibit 14.1

FORGE GLOBAL HOLDINGS, INC.

Code of Business Conduct and Ethics

I.	Purpose and Scope

The Board of Directors of Forge Global Holdings, Inc. (together with its subsidiaries, the “Company”) has adopted this Code of Business Conduct and Ethics (this “Code”) to aid the Company’s directors, officers and employees in making ethical and legal decisions when conducting the Company’s business and performing their day-to-day duties.

The Company’s Board of Directors (the “Board”) or a committee of the Board is responsible for administering the Code. The Board has delegated day-to-day responsibility for administering and interpreting the Code to the Company’s then serving General Counsel.

The Company expects its directors, officers and employees to exercise reasonable judgment when conducting the Company’s business. The Company encourages its directors, officers and employees to refer to this Code frequently to ensure that they are acting within both the letter and spirit of this Code. The Company also understands that this Code will not provide an answer to every issue you may encounter or address every concern you may have about conducting the Company’s business ethically and legally. In these situations, or if you otherwise have questions or concerns about this Code, the Company encourages you to speak with your manager (if applicable) or, if you are uncomfortable doing that, with the General Counsel.

The Company’s directors, officers and employees generally have other legal and contractual obligations to the Company. This Code is not intended to reduce or limit the other obligations you may have to the Company. Instead, this Code should be viewed as imposing the minimum standards the Company expects from its directors, officers and employees in the conduct of the Company’s business.

II.	Standards of Conduct

A.	Compliance with Laws, Rules and Regulations

The Company requires that all employees, officers and directors comply with all laws, rules and regulations applicable to the Company wherever it does business. You are expected to use good judgment and common sense in seeking to comply with all applicable laws, rules and regulations and to ask for advice when you are uncertain about them.

If you become aware of the violation of any law, rule or regulation by the Company, whether by its officers, employees, directors, or any third party doing business on behalf of the Company, it is your responsibility to promptly report the matter to your manager or to the General Counsel. While it is the Company’s desire to address matters internally, nothing in this Code should discourage you from reporting any illegal activity, including any violation of the securities laws, antitrust laws, environmental laws or any other federal, state or foreign law, rule or regulation, to the appropriate regulatory authority. Employees, officers and directors shall not discharge, demote, suspend, threaten, harass or in any other manner discriminate or retaliate against an employee because he or she reports any such violation, either internally or to the appropriate authority, unless it is determined that the report was made with knowledge that it was false. This Code should not be construed to prohibit you from testifying, participating or otherwise assisting in any state or federal administrative, judicial or legislative proceeding or investigation.

B.	Conflicts of Interest

The Company recognizes and respects the right of its directors, officers and employees to engage in outside activities that they may deem proper and desirable, provided that these activities do not impair or interfere with the performance of their duties to the Company or their ability to act in the Company’s best interests. In most, if not all, cases this will mean that our directors, officers and employees must avoid situations that present a potential or actual conflict between their personal or outside professional interests and the Company’s interests.

A “conflict of interest” occurs when a director’s, officer’s or employee’s personal interest interferes with the Company’s interests. Conflicts of interest can arise in many situations. For example, conflicts of interest can arise when a director, officer or employee takes an action or has an outside interest, responsibility or obligation that can make it difficult for him or her to perform the responsibilities of his, her, or their position objectively or effectively in the Company’s best interests. Conflicts of interest can also occur when a director, officer or employee or his, her, or their immediate family member receives some personal benefit (whether improper or not) as a result of the director’s, officer’s or employee’s position with the Company. Each individual’s situation is different and in evaluating his, her, or their own situation, a director, officer or employee will have to consider many factors.

Any material transaction, responsibility, obligation, or relationship that reasonably could be expected to give rise to a conflict of interest should be reported promptly to the General Counsel, who may notify the Board or a committee of the Board as he or she deems appropriate. Actual or potential conflicts of interest involving a director or executive officer other than the General Counsel should be disclosed directly to the General Counsel. Actual or potential conflicts of interest involving the General Counsel should be disclosed directly to the Head of People.

C.	Insider Trading

Employees, officers and directors who have material non-public information about the Company as a result of their relationship with the Company are prohibited by law and Company policy from trading in securities of the Company, as well as from communicating such information to others who might trade on the basis of that information. To help ensure that you do not engage in prohibited insider trading and avoid even the appearance of an improper transaction, the Company has adopted a Stock Trading Policy, which is distributed to employees, officers and directors and is also available from the Legal and Compliance Department.

In addition, and without limiting the foregoing paragraph, it is the policy of the Company that no director, officer or employee of the Company who, in the course of working for the Company, learns of any material, nonpublic information about a company with which the Company does business (e.g., a customer, supplier or other party with which the Company is negotiating a major transaction, such as an acquisition, investment or sale), may trade in that company’s securities until the information becomes public or is no longer material.

If you are uncertain about the constraints on your purchase or sale of any Company securities or the securities of any other company that you are familiar with by virtue of your relationship with the Company, you should consult with the General Counsel before making any such purchase or sale.

D.	Confidentiality

Employees, officers and directors must maintain the confidentiality of confidential information entrusted to them by the Company or other companies, including our partners and customers, except when disclosure is legally mandated, as advised by the Company’s office of the General Counsel. Unauthorized disclosure of any confidential information is prohibited. Additionally, employees should take appropriate precautions to ensure that confidential or sensitive business information, whether it is proprietary to the Company or another company, is not communicated within the Company except to employees who have a need to know such information to perform their responsibilities for the Company.

Third parties may ask you for information concerning the Company. Subject to the exceptions noted in the preceding paragraph, employees, officers and directors (other than the Company’s authorized spokespersons) must not discuss internal Company matters with, or disseminate internal Company information to, anyone outside the Company, except as required in the performance of their Company duties and, if appropriate, after a confidentiality agreement is in place. This prohibition applies particularly to inquiries concerning the Company from the media, market professionals (such as securities analysts, institutional investors, investment advisers, brokers and dealers) and security holders. All responses to inquiries on behalf of the Company must be made only by the Company’s authorized spokespersons. If you receive any inquiries of this nature, you must decline to comment and refer the inquirer to the Company’s Head of Global Communications. The Company’s policies with respect to public disclosure of internal matters are described more fully in the Company’s Corporate Communications Policies and Procedures, which are available from the Company’s Legal and Compliance Department.

You also must abide by any lawful obligations that you have to your former employer. These obligations may include restrictions on the use and disclosure of confidential information, restrictions on the solicitation of former colleagues to work at the Company and non-competition obligations.

E.	Honest and Ethical Conduct and Fair Dealing

Employees, officers and directors should endeavor to deal honestly, ethically and fairly with the Company’s vendors, partners, customers, competitors and employees. Statements regarding the Company’s products and services must not be untrue, misleading, deceptive or fraudulent. You must not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

F.	Protection and Proper Use of Corporate Assets

Employees, officers and directors should seek to protect the Company’s assets. Theft, carelessness and waste have a direct impact on the Company’s financial performance. Employees, officers and directors must use the Company’s assets and services solely for legitimate business purposes of the Company and not for any personal benefit or the personal benefit of anyone else.

G.	Corporate Opportunities

Directors, officers and employees owe a duty to the Company to advance its legitimate business interests when the opportunity to do so arises. Each employee, officer and director is prohibited from:

•         diverting to oneself or to others any opportunities that are discovered through the use of the Company’s property or information or as a result of one’s position with the Company unless that opportunity has first been presented to, and rejected by, the Company;

•         using the Company’s property or information or one’s position for improper personal gain; or

•         competing with the Company.

H.	Political Contributions/Gifts

Business contributions to political campaigns are strictly regulated by federal, state, provincial and local law in the U.S. and many other jurisdictions. Accordingly, all political contributions proposed to be made with the Company’s funds must be coordinated through and approved by the General Counsel. Directors, officers and employees may not, without the approval of the General Counsel, use any Company funds for political contributions of any kind to any political candidate or holder of any national, state or local government office, nor to any political action committee. Directors, officers and employees may make personal contributions, but should not represent that they are making contributions on the Company’s behalf. Similar restrictions on political contributions may apply in other countries. Specific questions should be directed to the General Counsel.

I.	Bribes, Kickbacks and Other Improper Payments

The Company does not permit or condone bribes, kickbacks or other improper payments, transfers or receipts. No director, officer or employee should offer, give, solicit or receive any money or other item of value for the purpose of obtaining, retaining or directing business or bestowing or receiving any kind of favored treatment. The Company’s Foreign Corrupt Practices Act and Anti-Corruption Policy further establishes the Company’s policies and guidelines to facilitate compliance with the FCPA and similar anti-corruption laws of other nations by all Company personnel, contractors and agents.

J.	International Trade Controls

Many countries regulate international trade transactions, such as imports, exports and international financial transactions and prohibit boycotts against countries or firms that may be “blacklisted” by certain groups or countries. The Company’s policy is to comply with these regulations and prohibitions even if compliance may result in the loss of some business opportunities. Employees should learn and understand the extent to which international trade controls apply to transactions conducted by the Company.

K.	Accuracy of Records

Employees, officers and directors must honestly and accurately report all business transactions. You are responsible for the accuracy of your records and reports. Accurate information is essential to the Company’s ability to meet legal and regulatory obligations.

All Company books, records and accounts shall be maintained in accordance with all applicable regulations and standards and accurately reflect the true nature of the transactions they record. The financial statements of the Company shall conform to generally accepted accounting rules and the Company’s accounting policies. No undisclosed or unrecorded account or fund shall be established for any purpose. No false or misleading entries shall be made in the Company’s books or records for any reason, and no disbursement of corporate funds or other corporate property shall be made without adequate supporting documentation.

L.	Quality of Public Disclosures

It is the policy of the Company to provide full, fair, accurate, timely and understandable disclosure in reports and documents filed with, or submitted to, the Securities and Exchange Commission and in other public communications.

III.	Compliance Procedures

A.	Communication of Code

All current directors, officers and employees are being supplied a copy of the Code. Future directors, officers and employees will be supplied a copy of the Code when beginning service at the Company. All directors, officers and employees will be expected to review and sign an acknowledgment regarding the Code on a periodic basis. Updates of the Code, when adopted, will be promptly supplied to directors, officers and employees. Directors, officers and employees also can obtain a copy of the Code by requesting one from the Legal and Compliance Department or by accessing the Company’s website at forge.ethicspoint.com.

B.	Monitoring Compliance and Disciplinary Action

The Company’s management, under the supervision of its Board or a committee of the Board or, in the case of accounting, internal accounting controls, auditing or securities law matters, the Audit Committee of the Board (the “Audit Committee”), shall take reasonable steps to (i) monitor compliance with the Code, and (ii) when appropriate, impose and enforce appropriate disciplinary measures for violations of the Code.

Disciplinary measures for violations of the Code will be determined in the Company’s sole discretion and may include, but are not limited to, counseling, oral or written reprimands, warnings, probation or suspension with or without pay, demotions, reductions in salary and other compensation, termination of employment or service, and restitution.

The Company’s management shall periodically report to the Board or a committee of the Board on these compliance efforts including, without limitation, alleged violations of the Code and the actions taken with respect to violations.

C.	Communication Channels

Be Proactive. Every employee is encouraged to act proactively by asking questions, seeking guidance and reporting suspected violations of the Code and other policies and procedures of the Company, as well as any violation or suspected violation of law, rule or regulation resulting from the conduct of the Company’s business or occurring on the Company’s property. If an employee believes that actions have taken place, may be taking place, or may be about to take place that violate or would violate the Code or any law, rule or regulation applicable to the Company, he or she is obligated to bring the matter to the attention of the Company. Our whistleblower hotline number is 844-995-4957. An online reporting option is: forge.ethicspoint.com.

Seeking Guidance. The best starting point for officers or employees seeking advice on ethics-related issues or wishing to report potential violations of the Code will usually be their manager. However, if the conduct in question involves an officer’s or employee’s manager, if the officer or employee has reported the conduct in question to the manager and does not believe that the manager has dealt with it properly, or if the officer or employee does not feel comfortable discussing the matter with the manager, the officer or employee may raise the matter with the General Counsel.

Communication Alternatives. Any officer or employee may communicate with the General Counsel, or report potential violations of the Code, by any of the following methods:

•	By e-mail to the General Counsel (anonymity cannot be maintained);

•	In writing (which can be done anonymously as set forth below under “Anonymity”), addressed to the General Counsel, by mail to 415 Mission St., Suite 5510, San Francisco, CA 94105, Attn: General Counsel;

•	Online at forge.ethicspoint.com which may be done anonymously as set forth below under “Anonymity”); or

•	By phoning and leaving a voicemail. The voicemail can be reached at 844-995-4957 and messages can be left anonymously as set forth below under “Anonymity.”

Reporting Accounting and Similar Concerns. Concerns or questions regarding potential violations of the Code, a Company policy or procedure or laws, rules or regulations relating, in each case, to accounting, internal accounting controls, or auditing or securities law matters will be directed to the Audit Committee or a designee of the Audit Committee in accordance with the procedures established by the Audit Committee for receiving, retaining and treating complaints regarding accounting, internal accounting controls or auditing matters. Officers and employees can also communicate directly with the Audit Committee or its designee regarding such matters by the following methods (which can be done anonymously as set forth below under “Anonymity”):

•	By e-mail to the General Counsel (anonymity cannot be maintained);

•	In writing (which can be done anonymously as set forth below under “Anonymity”), addressed to the General Counsel, by mail to 415 Mission St., Suite 5510, San Francisco, CA 94105, Attn: General Counsel;

•	Online at forge.ethicspoint.com (which may be done anonymously as set forth below under “Anonymity”); or

•	By phoning and leaving a voicemail. The voicemail can be reached at 844-995-4957 and messages can be left anonymously as set forth below under “Anonymity.”

Cooperation. Employees are expected to cooperate with the Company in any investigation of a potential violation of the Code, any other Company policy or procedure, or any law, rule or regulation.

Misuse of Reporting Channels. Employees should not use these reporting channels in bad faith or in a false or frivolous manner or to report grievances that do not involve the Code or other ethics-related issues.

Director Communications. In addition to the foregoing methods, a director also can communicate concerns or seek advice with respect to this Code by contacting the Board through its Chair or the Audit Committee.

D.	Anonymity

The Company prefers that officers and employees, when reporting suspected violations of the Code, identify themselves to facilitate the Company’s ability to take steps to address the suspected violation, including conducting an investigation. The Company also recognizes that some people may feel more comfortable reporting a suspected violation anonymously.

An officer or employee who wishes to remain anonymous may do so, and the Company will use reasonable efforts to protect confidentiality. If a report is made anonymously, however, the Company may not have sufficient information to investigate or evaluate the allegations. Accordingly, persons who report suspected violations anonymously should provide as much detail as they can to permit the Company to evaluate the allegation and, if it deems appropriate, conduct an investigation.

E.	No Retaliation

The Company forbids any retaliation against an officer or employee who, acting in good faith on the basis of a reasonable belief, reports suspected misconduct. Specifically, the Company will not discharge, demote, suspend, threaten, harass or in any other manner discriminate against, such an officer or employee. Anyone who participates in any such conduct is subject to disciplinary action, up to and including termination.

IV.	Waivers and Amendments

No waiver of any provisions of the Code for the benefit of a director or an executive officer (which includes, without limitation, the Company’s principal executive, financial and accounting officers) shall be effective unless (i) approved by the Board or, if permitted, the Audit Committee, and (ii) if required, the waiver is promptly disclosed to the Company’s securityholders in accordance with applicable U.S. securities laws and the rules and regulations of the exchange or system on which the Company’s shares are traded or quoted, as the case may be.

Any waivers of the Code for other employees may be made by the General Counsel, the Board or, if permitted, the Audit Committee.

All amendments to the Code must be approved by the Board and, if required, must be promptly disclosed to the Company’s securityholders in accordance with United States securities laws and NYSE rules and regulations.

ADOPTED: March 21, 2022

EFFECTIVE: March 21, 2022

ACKNOWLEDGMENT

I hereby acknowledge that I have read, that I understand, and that I agree to comply with, the Code of Business Conduct and Ethics of Forge Global Holdings, Inc. (the “Company”). I also understand and agree that I will be subject to sanctions, including termination of employment, that may be imposed by the Company, in its sole discretion, for violation of the Code of Business Conduct and Ethics.

Date:	Signature:

Name:

Title:

APPENDIX 1

EXAMPLE QUESTIONS AND ANSWERS

These example questions and answers are intended only to help illustrate concepts and principles from the Code of Business Conduct and Ethics (this “Code”) and may use specific hypothetical scenarios. These should not be considered definitive or complete, and the conclusions below could change if any facts in a given hypothetical question below were changed. Please consult the Code, your manager and/or the General Counsel for further guidance.

The below does not constitute legal advice.

A. Reporting Channels

1. What communication channels are available to me in the event I believe actions have taken place, or may be about to take place that violate the Code or any law, rule, or regulation applicable to the Company?

You may report such violations (or potential violations):

•	to the General Counsel of the Company (anonymity cannot be maintained);

•	anonymously in writing addressed to the General Counsel, by mail to 415 Mission St., Suite 5510, San Francisco, CA 94105, Attn: General Counsel; or

•	anonymously online at forge.ethicspoint.com

•	anonymously by calling the whistleblower hotline at 844-995-4957 and leaving a voicemail

2. To whom may I reach out as a starting point to seek advice on ethics related issues or reports of potential violations of the Code?

If you feel comfortable doing so, you should discuss the potential violation directly with your manager. However, if the conduct in question involves your manager, (or if you have reported it to the manager and do not believe that the manager has dealt with it properly), you may raise the matter with the General Counsel.

3. Do I have the option to make such reports anonymously?

Yes. While it is generally preferred that reporting employees or officers identify themselves to assist in the Company’s evaluation (and potential investigation) of the suspected violation, you may feel more comfortable reporting a suspected violation anonymously. If you wish to remain anonymous, you may take advantage of the methods for anonymous reporting outlined above, and the Company will use reasonable efforts to protect confidentiality.

However, you should provide as much detail as you can to help the Company assess the report.

B. CONFLICTS OF INTEREST

1. Where should I report a potential conflict of interest?

You should report any material transaction, responsibility, obligation, or relationship that reasonably could be expected to give rise to a conflict of interest to the General Counsel.

2. What constitutes a conflict of interest?

A “conflict of interest” occurs when your personal interest interferes with the Company’s interests. While directors, officers and employees of the Company have a right to engage in outside activities, a conflict of interest may arise if an outside interest, responsibility, or obligation has the potential to makes it difficult for someone to perform the responsibilities of their position objectively or effectively in the Company’s best interests.

In keeping with the Code, you should always avoid situations that present a potential or actual conflict between your personal or outside professional interests and the Company’s interests.

3. What is an example of a potential conflict of interest?

One example of a conflict of interest would be a situation in which an officer (or their immediate family member) receives some personal benefit (whether improper or not) as a result of their position at the Company. For example, if an officer at the Company was tasked with choosing between two potential payment processing vendors, and such officer’s spouse held a substantial economic interest in one of the two competing vendors, this could constitute a significant conflict of interest, making it difficult for this person to evaluate the two options objectively.

C. INSIDER TRADING

1. What is insider trading?

Insider trading is the trading of a company's stock or other securities by individuals with access to material non-public information (“MNPI”) about such company. Insider trading also includes the communication of such information to others who might trade on the basis of such information (whether or not it is on the initial recipient’s behalf).

2. What happens if I come into possession of MNPI about the Company?

If you have come into possession of MNPI about the Company, you are prohibited by law and Company policy from trading in securities of the Company, as well as from communicating such information to others who might trade on the basis of that information.

3. Is there a separate Company policy governing the receipt and proper handling of MNPI?

Yes. You should refer to (and are obligated to abide by) the Company’s internal Insider Trading Policy (“ITP”) as well as this Code. A copy of the ITP is available from the Legal and Compliance Department and is distributed to all employees, directors and officers of the Company.

D. OTHER STANDARDS OF CONDUCT

1. What do I do if I receive an inquiry concerning the Company from the media?

If you receive any inquiries of this nature, you must decline to comment and refer the inquirer to the Company’s Head of Global Communications.

(The Company’s policies with respect to public disclosure of internal matters are described more fully in the Company’s Corporate Communications Policies and Procedures, which are available from the Company’s Legal and Compliance Department.)

2. If I come into possession of confidential information about the Company, am I allowed to freely share such information, so long as it is limited to individual within the Company?

No. You must take appropriate precautions to ensure that confidential or sensitive business information is not communicated even within the Company except to employees who have a need to know such information to perform their responsibilities for the Company.

E. RECEIPT OF THE CODE

1. Where can I find a copy of the Code in its current form?

You can obtain a copy of the Code by requesting one from the Legal and Compliance Department or by accessing the Company’s website at forge.ethicspoint.com.